

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2023

Ragy Thomas
Chief Executive Officer
Sprinklr, Inc.
29 West 35th Street, 7th Floor
New York, NY 10001

> **Re: Sprinklr, Inc.**
> **Form 10-K for the Fiscal Year ended January 31, 2023**
> **Filed April 3, 2023**
> **File No. 001-40528**

Dear Ragy Thomas:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Manish Sarin